

Mail Stop 3720

March 4, 2010

Mr. Richard F. Smith
Chairman and Chief Executive Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      **RE: Equifax Inc.
           Form 10-K for the Year Ended December 31, 2009
           Filed February 23, 2010
           File No. 001-06605**

Dear Mr. Smith:

      We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Note 9. Obligations and Funded Status, page 87

1. Please tell us why it is appropriate to consolidate the information related to the CRIP (a foreign plan) with the USRIP. Refer to your basis in the accounting literature.

2. We note that the benefit obligation significantly exceeds the plan assets. We also note that you disclose on page 44 that "the USRIP met or exceeded ERISA's minimum

funding requirements." Please tell us in more detail why you have no funding requirement for the USRIP under the Pension Protection Act.

Note 10. Restructuring Charges, page 94

3. We note that you had total headcount reductions of 700 positions in 2009 and 300 positions in 2008. Please tell us why these reductions had no impact on your benefit plans.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director